UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Radyne Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

750611402

(CUSIP Number)

Michael R. Murphy

Discovery Group I, LLC

191 North Wacker Drive

Suite 1685

Chicago, Illinois 60606

Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750611402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,391,192

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,391,192

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,391,192

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 750611402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,618,427

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,618,427

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 750611402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,618,427

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,618,427

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 750611402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,618,427

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,618,427

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Company

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Radyne Corporation, a Delaware corporation (the “Company”), which has its principal executive offices at 3138 East Elwood Street, Phoenix, Arizona 85034.  This Amendment No. 3 amends and supplements, as set forth below, the information contained in Items 1, 4, 5, and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on July 26, 2007, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with respect to the Company on September 12, 2007 and Amendment No. 2 to Schedule 13D filed by the Reporting Persons with respect to the Company on November 7, 2007 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 3, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’  knowledge and belief, true, complete and correct as of the date of this Amendment No. 3.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following as the fifth paragraph thereof:

On November 12, 2007, Discovery Group received a response from legal counsel to the Company to Discovery Equity Partners’ November 6, 2007 demand letter requesting to inspect certain books and records of the Company under Section 220 of the Delaware General Corporation relating to, among other things, any discussions concerning any acquisition, change of control of, or merger or other combination with, the Company, or any proposal or request for information related thereto.  The letter from the Company’s counsel stated that the Board of Directors of the Company would consider any request made in compliance with Section 220 but that Discovery Equity Partners’ demand did not satisfy the requirement of such statute regarding documentary evidence of beneficial ownership of the Common Stock.  On November 15, 2007, Discovery Equity Partners sent a letter to the Board of Directors of the Company disputing the alleged inadequacy of the evidence of beneficial ownership provided by Discovery Equity Partners, providing additional evidence of both beneficial and record ownership of Common Stock, and reiterating the proper purpose for which the books and records were being requested.  The description of the aforementioned letter of Discovery Equity Partners contained in this Schedule 13D is qualified in its entirety by reference to the full text of such letter, which is included as Exhibit 4 to this Amendment No. 3 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Company

Item 5 of the Schedule 13D is amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 18,711,437 shares of Common Stock reported outstanding as of November 1, 2007 in the Company’s most recent Quarterly Report on Form 10-Q, for the period ended September 30, 2007.

Discovery Equity Partners beneficially owns 1,391,192 shares of Common Stock as of November 15, 2007, which represents approximately 7.4% of the outstanding Common Stock.

Discovery Group beneficially owns 1,618,427 shares of Common Stock as of November 15, 2007, which represents approximately 8.6% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 1,618,427 shares of Common Stock as of November 15, 2007, which represents approximately 8.6% of the outstanding Common Stock.

Mr. Murphy beneficially owns 1,618,427 shares of Common Stock as of November 15, 2007, which represents approximately 8.6% of the outstanding Common Stock.

Discovery Group is the sole general partner of Discovery Equity Partners and has sole discretionary investment authority with respect to the other Partnership’s investment in the Common Stock.  Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy share beneficial ownership of all of the shares of Common Stock owned by both of the Partnerships, while Discovery Equity Partners shares beneficial ownership with Discovery Group and Messrs. Donoghue and Murphy of only the shares of Common Stock owned by it.

There were no transactions in Common Stock effected by the Reporting Persons during the past 60 days.

No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Item 6 of the Schedule 13D is amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the margin loan facilities referred to under Item 3 of the Schedule 13D, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 3 included as Exhibit 1 to this Amendment No. 3, and the Powers of Attorney granted by Messrs Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 2 and Exhibit 3, respectively, to this Amendment No. 3.

Item 7.	Material to Be Filed as Exhibits

	Exhibit 1:	Joint Filing Agreement dated as of November 15, 2007, by and among Discovery Equity Partners, L.P., Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.

	Exhibit 2:	Power of Attorney of Daniel J. Donoghue, dated as of August 24, 2006.

	Exhibit 3:	Power of Attorney of Michael R. Murphy, dated as of August 24, 2006.

	Exhibit 4:	Letter dated November 15, 2007 from Discovery Equity Partners, L.P. to the Board of Directors of Radyne Corporation

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2007
Date

DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P.
Michael R. Murphy*
Signature
Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature
Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature
Michael R. Murphy
Name/Title

*By: /s/ Robert M. McLennan
Robert M. McLennan Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of November 15, 2007, by and among Discovery Equity Partners, L.P.; Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 2	Power of Attorney of Daniel J. Donoghue, dated as of August 24, 2006

Exhibit 3	Power of Attorney of Michael R. Murphy, dated as of August 24, 2006

Exhibit 4	Letter dated November 15, 2007 from Discovery Equity Partners, L.P. to the Board of Directors of Radyne Corporation